UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

The Pennant 504 Fund
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

70804P105
(CUSIP Number)

Northwest Federal Credit Union
200 Spring Street
Herndon, Virginia 20170
Attn: Greg Gibson
(703) 709-8900
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2013
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 70804P105	13D	Page 2 of 6

1		NAMES OF REPORTING PERSONS: Northwest Federal Credit Union
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON OO

(1)	As of December 16, 2013, the purchase date of the subject securities.

Item 1.	Security and Issuer

    This Schedule 13D is filed with respect to Common Shares of Beneficial Interest (the “Shares”) of The Pennant 504 Fund, a Delaware statutory trust registered under the Investment Company Act as a closed-end, non-diversified management investment company (the “Fund”).  The Fund’s address is 11270 West Park Place, Suite 1025, Milwaukee, Wisconsin 53224.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Northwest Federal Credit Union (the “Reporting Person”).

(b)
The Reporting Person’s address is 200 Spring Street, Herndon, Virginia 20170. The names of the Reporting Person’s directors and executive officers, their business address and principal occupations are set forth on Annex A hereto, and is incorporated by reference herein. To the knowledge of the Reporting Person, all of the directors and executive officers are citizens of the United States.

During the last five years, none of the directors and executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(c)	The Reporting Person conducts business as a federally chartered credit union.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 3,000,000 Shares with $30,600,000, inclusive of the sales load, of working capital in connection with the Fund’s public offering of the Shares, which was completed on December 16, 2013.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.

The Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns a total of 3,000,000 Shares, representing 100% of the Shares of the Fund deemed issued and outstanding as of December 16, 2013, the completion date of the Fund’s public offering of the Shares.

(b)	The Reporting Person has sole voting and dispositive power over the 3,000,000 Shares it is deemed to beneficially own.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHWEST FEDERAL CREDIT UNION

Date: May 12, 2014	By:	/s/ Greg Gibson
Greg Gibson
Executive Vice President and Chief Financial Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHWEST FEDERAL CREDIT UNION (“NFCU”)

All directors and executive officers of NFCU have the business address of 200 Spring Street, Herndon, Virginia 20170.

Directors

Name	Principal Occupation

Thomas Conroy	Self Employed Consultant
Leo Cardillo	Retired Employee of the U.S. Government
Chuck Molina	Chief Technology Officer
Dawn Ellenberger	Attorney, Employed by the U.S. Government
Mary Corrado	Consultant at Deloitte
Martin Edwards	Real Estate Investor and Consultant
David Eldred	President, Endeavor West
Jeannette Moore	Manager at Raytheon
Jeanne Tisinger	Employed by the U.S. Government

Executive Officers

Name	Principal Occupation

Chris McDonald	President and Chief Executive Officer of NFCU
Greg Gibson	Executive Vice President and Chief Financial Officer of NFCU
Jeff Bentley	Senior Vice President of Lending of NFCU
Michael Kapfer	Senior Vice President/Chief Information Officer of NFCU
Kevin Walrath	Senior Vice President of Channels, Sales and Marketing of NFCU
Phyllis Ziakas	Senior Vice President of Human Resources and Organizational Development of NFCU